VIA EDGAR

June 29, 2017

Re:	Proteostasis Therapeutics, Inc.

  Registration Statement on Form S-3

  (File No. 333-218545)

SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Proteostasis Therapeutics, Inc. hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 4:00 p.m., Washington, D.C. time, on July 3, 2017, or as soon as possible thereafter.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Goodwin Procter LLP, by calling Sarah Ashfaq, Esq., at (212) 459-7238.

Very truly yours,

PROTEOSTASIS THERAPEUTICS, INC.

By:	/s/ Meenu Chhabra
	Name:	Meenu Chhabra
	Title:	Chief Executive Officer

cc:	Jeff Held, Proteostasis Therapeutics, Inc.

Mitchell S. Bloom, Goodwin Procter LLP

John Mutkoski, Goodwin Procter LLP